

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2011

Via E-mail
Andriy Korobkin
Chief Executive Officer
Development Capital Group, Inc.
6029 Paseo Acampo
Carlsbad, CA 92009

> **Re:** **Development Capital Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 4, 2011**
> **File No. 333-174240**

Dear Mr. Korobkin:

We have reviewed your responses to the comments in our letter dated July 18, 2011 and have the following additional comments.

General

1. We note your response to our prior comment three and reissue. Please move the location of your financial statements so they are included in the prospectus and are located just prior to the back cover page of the prospectus and the beginning of Part II of the registration statement.

Prospectus Summary, page 4

Our Business, page 4

2. We note your disclosure in the last paragraph of this section that you only have $11,700 available to fund operations and given your post-offering "burn rate" such amount would fund operations until approximately October 1, 2011. Please reconcile such disclosures with your financial statements which disclose that you have $22,132 of cash and cash equivalents as of June 30, 2011. Please also revise the first risk factor on page 7 and the Liquidity section on page 25 accordingly.

Risk Factors, page 6

Risks Related to Our Financial Condition and Business Model, page 6

If we are unable to generate sufficient revenues for our operating expenses, page 7

3. We note your response to our prior comment nine and reissue in part. Please revise the second to last sentence to clarify the nature and scope of any management agreement or commitment to provide you with additional financing. In this regard, we note the phrase "except for the anticipated loans from or commitments to provide additional financing" is unclear with respect to who has agreed to provide these loans or commitments and whether such loans and commitments are firm obligations. Please also revise the Liquidity section on page 25 accordingly.

Business, page 18

Our Services, page 19

4. We note your response to our prior comment 12 and reissue. We note your current operations appear to be focused on (i) truckload (ii) less than truckload, and (iii) logistics. Please revise to describe in greater detail each principle service and your current operations within each service. For example, for each such service please identify the customers that have utilized the services and the types of shipping arrangements you have provided for them.

Our Transportation Providers, page 20

5. The third, fourth and fifth paragraphs added to this section appear misplaced. Please move to the appropriate sections of the prospectus or delete.

Material Agreements, page 23

Customers, page 23

6. We note your response to our prior comment 17 and reissue in part. We note your revised disclosure indicates that your agreements with Svitco Enterprise and Pacific West Trading are non-exclusive. Please reconcile such disclosures with the third sentence of each customer agreement summary which tends to indicate the existence of an exclusive relationship.

Management's Discussion and Analysis of Financial Condition, page 25

Results of operation, page 25

For the Period from September 27, 2010 to June 30, 2011, page 25

7. Please revise to discuss in greater detail your operating expenses incurred during the period. In this regard, we note your disclosure that your expenses related primarily to professional fees. Please reconcile such disclosure with your financial statements which disclose compensation expenses of $30,800 during the period.

Liquidity, page 25

8. We note your disclosure in the first paragraph of a pre-offering monthly "burn rate" of $1,500. Please revise to detail the expenditures included in this monthly "burn rate."

9. We note your disclosure in the first and second paragraphs of a post-offering monthly "burn rate" of $5,000. Please reconcile such amount with disclosure in the second paragraph and in the Our Business section on page 4 that discloses a post-offering monthly "burn rate" of $5,500. Additionally, we note that the third sentence of the first paragraph discloses monthly SEC reporting costs of $3,500 which does not equate to an aggregate cost of $40,000 per year as disclosed in the second paragraph and in the Our Business section on page 4. Please reconcile.

10. We note your disclosure in the second to last sentence of the first paragraph of assets of $16,930 as of June 30, 2011. Please reconcile such amount with your financial statements which disclose assets of $31,332 as of June 30, 2011.

Plan of Operations, page 26

11. We note your response to our prior comment 22 and reissue in part. Please revise to include a more detailed plan of operation for the next twelve months. In this regard, we note your plan of operations has not been rolled forward and includes dated references to June and July of 2011.

12. We note your disclosure in the second bullet point that you expect your website to be operational by July 30, 2011. Please reconcile such disclosure with your disclosure in the Business section on page 18 that references an August 21, 2011 completion date.

Executive Compensation, page 31

Summary Compensation Table, page 31

13. We note your response to our prior comment 25 and reissue. Please update the "Total" column for each of Andriy and Viktoriya Korobkin. In this regard, we note that you added a "Total" row as the last row of the table rather than updating the "Total" column. Please delete the added "Total" row and update the "Total" column for each named executive officer as applicable.

Part II

Signatures, page 41

14. We note your response to our prior comment 26 and reissue in part. Please revise the second half of your signature page to include the signature of your principal financial officer as well. To the extent Ms. Korobkin is signing as the principal financial officer and principal accounting officer, please revise to clarify. Refer to Instruction 1 to Signatures on Form S-1.

You may contact Heather Clark at (202) 551-3624 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief